UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Amendment No. 7

Under the Securities Exchange Act of 1934

TeamStaff, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

87815U204

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus

Copy to:
Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019
(212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2011

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

CUSIP No. 87815U204	13D/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 353,635 (see Item 5)
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER 353,635 (see Item 5)
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 353,635 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 87815U204	13D/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 461,158 (see Item 5)
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER 461,158 (see Item 5)
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,158 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 87815U204	13D/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 428,072 (see Item 5)
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER 428,072 (see Item 5)
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,072 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 87815U204	13D/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 814,790 (see Item 5)
	8	SHARED VOTING POWER - 0 - (see Item 5)
	9	SOLE DISPOSITIVE POWER 814,790 (see Item 5)
	10	SHARED DISPOSITIVE POWER - 0 - (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,790 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 87815U204	13D/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 428,072 (see Item 5)
	8	SHARED VOTING POWER - 0 - (see Item 5)
	9	SOLE DISPOSITIVE POWER 428,072 (see Item 5)
	10	SHARED DISPOSITIVE POWER - 0 - (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,072 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 87815U204	13D/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Channel Partnership II, L.P. 22-3215653
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,500 (see Item 5)
	8	SHARED VOTING POWER - 0 - (see Item 5)
	9	SOLE DISPOSITIVE POWER 12,500 (see Item 5)
	10	SHARED DISPOSITIVE POWER - 0 - (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 87815U204	13D/A	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. Profit Sharing Plan, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,563 (see Item 5)
	8	SHARED VOTING POWER - 0 - (see Item 5)
	9	SOLE DISPOSITIVE POWER 92,563 (see Item 5)
	10	SHARED DISPOSITIVE POWER - 0 - (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,563 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 87815U204	13D/A	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,063 (see Item 5)
	8	SHARED VOTING POWER 1,242,862 (see Item 5)
	9	SOLE DISPOSITIVE POWER 105,063 (see Item 5)
	10	SHARED DISPOSITIVE POWER 1,242,862 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,347,928 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 87815U204	13D/A	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joshua H. Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - (see Item 5)
	8	SHARED VOTING POWER 1,242,862 (see Item 5)
	9	SOLE DISPOSITIVE POWER - 0 - (see Item 5)
	10	SHARED DISPOSITIVE POWER 1,242,862 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,242,862 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 87815U204	13D/A	Page 11 of 16 Pages

This Amendment No. 7 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on March 18, 2005, and as amended by Amendment No. 1 filed on November 23, 2005, and further amended by Amendment No. 2 filed on January 30, 2007, and further amended by Amendment No. 3 filed on March 12, 2007, and further amended by Amendment No. 4 filed on March 26, 2007, and further amended by Amendment No. 5 filed on February 29, 2008, and further amended by Amendment No. 6 filed on March 20, 2008 (the "Statement") by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), Channel Partnership II, L.P. (“Channel”), Wynnefield Capital Inc. Profit Sharing Plan Inc. (“Profit Sharing Plan”), Nelson Obus (“Mr. Obus”), and Joshua Landes (“Mr. Landes”), with respect to shares of common stock, $0.001 par value (the “Shares”), of TeamStaff, Inc., a New Jersey corporation with its principal executive offices located at 300 Atrium Drive, South Plainfield, NJ 08873 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported in this Statement as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $3,900,000 (including brokerage commissions).  All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 5. Interest in Securities of the Issuer.

(a) - (c) As of July [__], 2011, the Wynnefield Reporting Persons beneficially owned in the aggregate 1,347,925 Shares, constituting approximately 25.6% of the outstanding Shares (the percentage of Shares owned being based upon 5,140,232 Shares outstanding on January 3, 2011, as set forth in the Issuer’s most recent report on Form 10-K for the year ended December 31, 2010, filed with the Commission on February 14, 2011, plus an aggregate of 53,846 Shares issuable to the Wynnefield Reporting Persons upon exercise of the Warrants (as defined herein)).  The following table sets forth certain information with respect to Shares directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Shares	Percentage of Outstanding Shares
Partnership*	353,635	6.9%
Partnership-I *	461,158	8.9%
Fund **	428,072	8.3%
Channel ***	12,500	0.2%
Profit Sharing Plan ***	92,563	1.8%

*    WCM has an indirect beneficial ownership interest in these Shares.  Percentage of outstanding Shares based on 5,140,232 outstanding Shares plus 21,538 Shares issuable upon exercise of the Warrants held by Partnership.

**   WCI has an indirect beneficial ownership interest in these Shares.  Percentage of Partnership-I based on 5,140,232 outstanding Shares plus 32,308 Shares issuable upon exercise of the Warrants held by Partnership-I.

***  Mr. Obus has and indirect beneficial ownership in these Shares.

CUSIP No. 87815U204	13D/A	Page 12 of 16 Pages

Percentage of Partnership based on outstanding shares plus Partnership Warrants

Percentage of Partnership-I based on outstanding shares plus Partnership Warrants.

WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that Partnership and Partnership-I beneficially own. WCM, as the sole general partner of Partnership and Partnership-I, has the sole power to direct the voting and disposition of the Shares that Partnership and Partnership-I beneficially own.  Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that WCM may be deemed to beneficially own.

Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the Shares that WCM may be deemed to beneficially own.  WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that the Fund beneficially owns.

WCI as the sole investment manager of Fund, has the sole power to direct the voting and disposition of the Shares that the Fund beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as executive officers of WCI, shares with the other the power to direct the voting and disposition of the Shares that WCI may be deemed to beneficially own.

Mr. Obus is the portfolio manager for the Profit Sharing Plan and accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that the Profit Sharing Plan may be deemed to beneficially own.  Mr. Obus, as a portfolio manager for the Profit Sharing Plan, has the sole power to direct the voting and disposition of the shares of Common Stock beneficially owned by the Profit Sharing Plan.

Mr. Obus is the general partner of Channel and accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Channel may be deemed to beneficially own.  Mr. Obus, as the general partner of Channel, has the sole power to direct the voting and disposition of the shares of Common Stock beneficially owned by Channel.

CUSIP No. 87815U204	13D/A	Page 13 of 16 Pages

Beneficial ownership of the Shares shown on the cover pages of and set forth elsewhere in this Statement for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over 1,347,928 Shares, constituting approximately 25.6% of the outstanding Shares (the percentage of Shares owned being based upon 5,140,232 Shares outstanding on January 3, 2011, as set forth in the Issuer’s most recent report on Form 10-K for the year ended December 31, 2010, filed with the Commission on February 14, 2011, plus an aggregate of 53,846 Shares issuable to the Wynnefield Reporting Persons upon exercise of the Warrants).

The filing of this Statement and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Statement.

Except as set forth below, to the best knowledge of the Wynnefield Reporting Persons, except as described in this Statement, none of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any Shares, and there have been no transactions in the Shares affected during the past 60 days, by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable.

On June 1, 2011, Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I (collectively, the “Purchasers”) entered into a Debenture Purchase Agreement (the “Purchase Agreement”) with the Issuer, pursuant to which the Purchasers made a standby commitment to purchase up to an aggregate principal amount of $350,000 of convertible debentures of the Issuer from time to time in accordance with the Purchase Agreement.  As of the date hereof, no convertible debentures have been purchased under the Purchase Agreement.  In consideration for the Purchasers entering into the Purchase Agreement, the Issuer issued warrants to purchase 21,538 and 32,308 Shares to Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I, respectively (the “Warrants”).

(d)           No person, other than each member of the Wynnefield Reporting Persons referred to as the direct beneficial owner of the Shares set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e)           Not applicable.

CUSIP No. 87815U204	13D/A	Page 14 of 16 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

To the best knowledge of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, or any general partner, executive officer or director thereof, as applicable, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 87815U204	13D/A	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2011

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

	By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

CUSIP No. 87815U204	13D/A	Page 16 of 16 Pages

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN, INC.

By:	/s/ Nelson Obus
Nelson Obus, Authorized Signatory

CHANNEL PARTNERSHIP II, L.P.

By:	/s/ Nelson Obus
Nelson Obus, General Partner

/s/ Joshua H. Landes
Joshua H. Landes, Individually

/s/ Nelson Obus
Nelson Obus, Individually